Exhibit 99.2

CAPITALIZATION & INDEBTEDNESS

THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS AS ISSUED BY THE IASB

June 30, 2021
(in € m.)
Debt (1), (2):
Long-term debt	149,139
Trust preferred securities	1,044
Long-term debt at fair value through profit or loss	3,102
Total debt	153,284

Shareholders' equity:
Common shares (no par value)	5,291
Additional paid-in capital	40,460
Retained earnings	12,004
Common shares in treasury, at cost	(28)
Equity classified as obligation to purchase common shares	-
Accumulated other comprehensive income, net of tax
Unrealized net gains (losses) on financial assets at FVOCI, net of tax and other	(44)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	8
Unrealized net gains (losses) on assets classified as held for sale, net of tax	-
Unrealized net gains (losses) attributable to change in own credit risk of financial liabilities designated at FVTPL , net of tax	(1)
Foreign currency translation, net of tax	(935)
Unrealized net gains from equity method investments	(7)
Total shareholders' equity	56,748
Equity component of financial instruments	7,068
Noncontrolling interest	1,591
Total equity	65,406
Total capitalization	218,691

1

 1 € 734 million (0.5)% of our debt was guaranteed by the German government as of June 30, 2021 related to legacy positions assumed in the context of the Postbank takeover.

2 € 63,439 million (41%) of our debt was secured as of June 30, 2021.

Due to rounding, numbers may not add up precisely to the totals provided.

2